UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ADECOAGRO S.A.

(Name of Subject Company (Issuer))

TETHER INVESTMENTS, S.A. DE C.V.
(Offeror)

(Names of Filing Persons)

Common Shares, Nominal Value $1.50 Per Share
(Title of Class of Securities)

L00849106
(CUSIP Number of Class of Securities)

Tether Investments, S.A. de C.V.

Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza

Nivel 12 San Salvador, H3, 00000

Tel: 443333355842

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

with copies to:

Daniel L. Woodard, Esq.

David A. Lipkin, Esq.

McDermott Will & Emery LLP

One Vanderbilt Avenue

New York, NY, 10017

Tel: (212) 547-5400

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communication filed under cover of this Schedule TO relates to a planned tender offer (the “Offer”) by Tether Investments, S.A. de C.V. (“Purchaser”), an El Salvador corporation, for up to 49,596,510 common shares, par value $1.50 per share (the “Shares”), of Adecoagro S.A. (the “Company”), a Luxembourg stock corporation, which, based on information provided by the Company, represents 49.6% of the issued and outstanding Shares as of the close of business on March 26, 2025, at a price of $12.41per Share, in cash (subject to certain adjustments described in the Transaction Agreement (as defined below), without interest and less any required withholding taxes. The Offer is being made pursuant to the transaction agreement, dated as of March 26, 2025 (together with any amendments or supplements thereto, the “Transaction Agreement”), by and between the Purchaser and the Company.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the common shares of the Company referenced herein has not yet commenced. The disclosure provided in this statement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell common shares of the Company or any other securities, nor is it a substitute for the tender offer materials that Tether Investments will file with the Securities and Exchange Commission (the “SEC”) upon the commencement of the tender offer. At the time the tender offer is commenced, Tether Investments will file with the SEC a tender offer statement on Schedule TO (the “Tender Offer Statement”), and thereafter the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT AND THE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION. THE COMPANY’S SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents), as well as the Solicitation/Recommendation Statement, will be made available to all holders of the Company’s common shares at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. In addition, the Company’s shareholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Press Release, dated March 27, 2025.